Via Facsimile and U.S. Mail
Mail Stop 6010

June 7, 2007

Mr. Richard M. Glickman
Chairman and Chief Executive Officer
Aspreva Pharmaceuticals Corporation
1203 – 4464 Markham Street
Victoria, B.C. V8Z 7X8
Canada

> **Re: Aspreva Pharmaceuticals Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2006**
> **Form 10-Q for the Quarterly Period Ended March 31, 2007**
> **File No. 0-51169**

Dear Mr. Glickman:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In our comments, we ask you to provide us with more information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2006

Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Significant Judgments and Estimates

Income Taxes, page 36

1.   It is unclear from your disclosure whether the reduced tax rate obtained from the Swiss tax authorities is a permanent ruling. Please provide us in a disclosure-type format a revised discussion that indicates whether this ruling is permanent. If the ruling results in only a temporary reduction in tax rates, please provide the disclosures regarding tax holidays required by SAB 11:C.

Notes to Consolidated Financial Statements

Note 2: Significant Accounting Policies

Derivative Instruments, page 52

2.   Although you disclose that you record changes in the fair value of derivatives
        designated as hedges as either through earnings or in other comprehensive
        income, you do not appear to indicate how you designate hedges or indicate
        which hedges are marked through earnings or other comprehensive income.
        Please provide us in a disclosure-type format a revised policy note that clearly
        indicates how and when you designate your derivatives as hedging instruments.
        In addition, please ensure that this revised disclosure clearly indicates which
        hedges are recorded through earnings as compared to other comprehensive
        income and indicates how you account for your hedged items.

Exhibits 31: Certifications

3.   Please represent to us that in future periodic report filings you will provide the
        wording of the certifications exactly as presented in Item 601(b)(31) of
        Regulation S-K. In this regard, your most recent certifications include the
        adjectives "annual" and "quarterly" when identifying the report covered by the
        certifications.

Form 10-Q for the quarterly period ended March 31, 2007

Notes to Consolidated Financial Statements

Note 2: Significant Accounting Policies

Income Taxes, page 6

4.   You disclose here and in MD&A on page 15 that you did not recognize any assets
        or liabilities for unrecognized tax benefits upon your adoption of FIN 48 on
        January 1, 2007. However, in Note 9 you indicate that your total amount of
        unrecognized tax benefits as of the date of adoption was $2.6 million. It is
        unclear whether you have an unrecognized tax benefit liability that you have not
        recorded or whether your adoption of FIN 48 resulted in no additional asset or
        liability being recorded. Please provide us in a disclosure-type format revised
        disclosure that clarifies whether you have recorded your liability for unrecognized
        tax benefits. In addition, please disclose the total amount of accrued interest and
        penalties as of January 1, 2007 as indicated in Appendix A to the November 21,
        2006 AICPA SEC Regulations Committee discussion document, as revised on
        February 6, 2007.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit a letter that keys your responses to our comments and provides the requested information. Detailed letters greatly facilitate our review. Please furnish your letter to us via EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions, please contact Mark Brunhofer, Senior Staff Accountant, at (202) 551-3638. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant